

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 4, 2007

Via Facsimile at (650) 833-2001 and U.S. Mail

Henry Lesser, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303

**Re:    Moscow CableCom Corp.  (the "Company")**
**Schedule 13E-3**
**File No. 005-19685**
**Schedule PREM14C**
**File No. 000-01460**
**Filed May 4, 2007 by Renova Media Enterprises, Ltd. et al.**

Dear Mr. Lesser:

        We have the following comments on the above referenced filings.  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

## Schedule 13E-3

1.    Revise the cover page of the Schedule 13E-3 to explicitly add Moscow Cablecom Corp. as a filing person.  See Interpretation P.6. in our publicly available telephone interpretations manual available on the website www.sec.gov.

2.    Item 13 of Schedule 13E-3 requires disclosure pursuant to Item 1010(a)(2) of Regulation M-A.  We noticed the filing of a Form NT 10-Q on May 16, 2007.  Please confirm that the filing persons do not intend to proceed with this transaction until Moscow files a Form 10-Q in accordance with its reporting obligations.

3.    To the extent that MOCC intends to fulfill its disclosure obligations under Item 13 of Schedule 13E-3 through incorporation by reference, it must provide summarized financial information in accordance with Item 1010(c) of Regulation M-A.  See Instruction 1 to Item 13 of Schedule 13E-3.  The disclosure provided under the heading "Summary of MOCC's Selected Historical Financial Data" does not appear to have been made in response to this disclosure item.  Please revise.

**Schedule 14C**
General

4.      The cover letter indicates the board of MOCC "has resolved to submit to [their] stockholders and recommend that [their] stockholders adopt the merger agreement and approve the merger." The letter further discusses the voting thresholds that must be reached in order to approve the merger agreement. While we recognize that RME's action by written consent is sufficient to result in the adoption of the merger agreement, advise us whether or not MOCC security holders other than RME are eligible to execute written consents. We note, for example, the statement that refers to a record date for the delivery of written consents. To the extent that MOCC is soliciting the consent of even a single security holder, that solicitation must be filed under cover of Schedule 14A. Consents are defined as proxies under Rule 14a-1(f), in which case MOCC would be asking RME and perhaps other security holders for a proxy. Please revise the cover letter and Schedule 14C as appropriate.

5.      As the filing persons are aware based on the disclosure provided under the heading "Special Factors", Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. There does not appear to be any legal requirement to include a "Summary of the Information Statement" section that intercedes between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3. Advise us how the filing persons meet their disclosure obligations under the law given the current placement of the disclosure, or revise the forepart of the document accordingly.

Cautionary Statement Concerning Forward Looking Information, page iv

6.      Your Information Statement and several of your press releases refer to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your document to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications.

Summary, page S-1

7.      Revise the second full paragraph on page S-3 to clarify whether the full board unanimously voted on the applicable resolutions, or whether not all board members voted on the resolutions.

Special Factors, page 1

8.      Expand your disclosure concerning the premium that the merger consideration represents to include other benchmarks over a longer period of time, rather than only the closing price on the day before announcement.  Item 1014(b) of Regulation M-A requires the filing parties to discuss whether their opinion as to the substantive fairness of the transaction was based in part on the historical prices of MOCC.

RME Parties, page 1

9.      Revise the disclosure which states that the RME parties were not aware of any offers for the company over the past two years to clarify that neither RME nor the Board sought a buyer for the company during that period.

Background of the Merger, page 1

10.     Update the disclosure in your amendment to include information regarding the outcome of the private sale transaction with COMCOR.

11.     Confirm that you have filed all of the additional information and financial analyses Goldman Sachs provided to RME in connection with its price analysis in October, 2006, or explain why you believe that the information is not material.

12.     We do not see a filing of the written November 10, 2006 financing commitment from RME to the Company, which appears to be material.  Please advise, or file the document.

13.     Revise to include the substance of the discussions that took place at the January 9, 2007 and January 15, 2007 meetings of the special committee.

Reasons for the Special Committee's Determination; Fairness of the Merger, page 12

14.     In the last bullet point on page 13, clarify that while no third parties had expressed an interest in the company, no third parties were solicited.

Reasons for the Board of Directors Determination; Fairness of the Merger, page 15

15.     We note references to the transaction being fair to and in the best interests of MOCC and its stockholders (other than its interested stockholders).  As stated in the Division of Corporation Finance's publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, members of senior management of the issuer, such as officers and directors, are generally deemed affiliates.  These affiliates may own common equity of the issuer.  Accordingly,

please revise this statement so that it is expressly directed to unaffiliated security holders. The references to "other than interested stockholders" neither complies with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A. We recognize the disclosure shifts to directly address the fairness of the transaction to unaffiliated security holders, but the Board has created an inconsistent approach that must be corrected.

16. Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in this filing must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary) by the Board in addition to historical stock prices. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

17. All filing persons, including the Board of Directors on behalf of the issuer, must explicitly acknowledge the absence of the procedural protections in Item 1014(c)-(e) of Regulation M-A when making their procedural fairness determination. At present, the absence of only one of these protections has been acknowledged. See Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

Opinion of Special Committee's Financial Advisor, page 16

18. Summarize the financial forecasts and operating plans relating to the business that you discuss in the third bullet point and the first full paragraph on page 17.

Reasons of the RME Parties for the Merger; Fairness of the Merger, page 20

19. In your discussion of RME's basing its fairness determination on the special committee's conclusion, please state whether RME has relied on the special committee's, and the financial advisor's, analysis in reaching its conclusions. To the extent that RME is relying on such analysis to fulfill its own disclosure obligations under Item 1014(b) of Regulation M-A, it must adopt the analysis in the disclosure. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

Estimated Fees and Expenses of the Merger, page 36

20.     Furnish the information called for in the table with your amendment.

Where You Can Find More Information, page 64

21.     Please revise to include the SEC's correct street address.


**Closing Comments**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your filings in response to these comments.  You may wish to provide us with black-lined copies of the amended filings to expedite our review.  Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.  If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,


Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions